Filed by Rentech Nitrogen Partners, L.P.

Commission File No. 001-35334

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: RENTECH NITROGEN PARTNERS, L.P.

Commission File No. 001-35334

This filing relates to a proposed business combination involving Rentech Nitrogen Partners, L.P., a Delaware limited partnership (“Rentech Nitrogen”) and CVR Partners, LP, a Delaware limited partnership (“CVR Partners”).

Date:	August 10, 2015

From:	Keith Forman

To:	All Employees

Subject:	Rentech Nitrogen/CVR Partners Merger Announcement

I want to thank all of you for your hard work and patience as we’ve explored strategic options for the nitrogen business. I realize that the process has involved a lot of hours, diligence and responsibilities for many of you, on top of the full plates you already have. Those efforts culminated in the announcement we made this morning of an executed definitive merger agreement under which CVR Partners will acquire all outstanding units of Rentech Nitrogen. The merger agreement excludes the Pasadena facility.

Under the terms of the transaction, each outstanding common unit of Rentech Nitrogen will be exchanged for $2.57 of cash and 1.04 units of CVR Partners. Existing Rentech Nitrogen unitholders will own approximately 35.6% of the combined partnership. I’ve attached the joint press release we issued this morning with more details of the transaction.

The Board of Directors of both partnerships have approved the transaction. The transaction is subject to approval by a majority of the outstanding Rentech Nitrogen units. Rentech has agreed to vote its 59.7% ownership interest in Rentech Nitrogen in favor of the proposed merger. Completion of the merger, assuming the requisite unitholder vote is obtained and subject to the terms and conditions outlined in the merger agreement, is expected to occur by the end of 2015 and no later than May 31, 2016.

After thoughtful consideration, our Board of Directors concluded that this combination with CVR Partners represents an opportunity to provide unitholders with significant value while also positioning our business for continued success. I know the process has created uncertainty for the employees of Rentech Nitrogen as well as many others who understand that a smaller business will require a different organization structure. Let me speak directly to those concerns.

•	We now know that the East Dubuque facility and employees will become a part of the CVR Partners organization, subject to a successful closing of the transaction. Until then, East Dubuque is a part of the Rentech family and deserves – and requires – our full support. We will work with CVR Partners to communicate frequently to help East Dubuque employees get a clear picture of their future in the new organization.

•	CVR Partners will not acquire Pasadena. We will either sell the Pasadena facility to a third party, or create a separate entity that owns the facility. We must all commit to fully support the employees at Pasadena while the transition process continues for them.

•	Anticipating a new Rentech focused on wood fibre and with a smaller revenue base, we have been working over the past months on options for reorganizing the Company. We will finalize the re-design in the coming weeks and expect to begin communicating changes to employees by early September. I know the wait is frustrating, but we want to make sound decisions and ensure a responsible, supportive transition.

I would have preferred to be in East Dubuque today and Pasadena tomorrow to speak to employees in person, but the deal was just finalized over the weekend and I have an obligation to speak to Rentech Nitrogen unitholders and Rentech shareholders on our quarterly earnings calls tomorrow. John Diesch, Joe Herold and I will schedule visits to both sites to speak with employees in the next few weeks. In the meantime, don’t hesitate to speak to your manager or any member of your local or Rentech’s leadership team if you have questions.

Thanks,

Keith

Additional Information About the Proposed Transaction

In connection with the proposed transaction, CVR Partners intends to file a registration statement on Form S-4 that will include a prospectus of CVR Partners and a proxy statement of Rentech Nitrogen, and CVR Partners and Rentech Nitrogen intend to file other documents, with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A definitive proxy statement / prospectus will be sent to unitholders of Rentech Nitrogen seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when available) and other documents filed by CVR Partners and Rentech Nitrogen with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement / prospectus (when available) and such other documents relating to CVR Partners may also be obtained free of charge by directing a request to CVR Partners LP, Attn: Investor Relations, 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The definitive proxy statement / prospectus (when available) and such other documents relating to Rentech Nitrogen may also be obtained free of charge by directing a request to Rentech Nitrogen Partners, L.P., Attn: Investor Relations, Julie Dawoodjee Cafarella.

Participants in the Solicitation

CVR Partners, Rentech Nitrogen and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding directors and executive officers of CVR Partners’ general partner is contained in CVR Partners’ Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. Information regarding directors and executive officers of Rentech Nitrogen’s general partner is contained in Rentech Nitrogen’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This report may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond CVR Partners’ and the Rentech Nitrogen’s control, including the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Rentech Nitrogen unitholder approval, the ability of Rentech Nitrogen to divest or distribute its Pasadena facility, and the satisfaction of other conditions to consummation of the transaction; the ability of CVR Partners to successfully integrate Rentech Nitrogen’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to finance the combined company; and the ability to achieve revenue growth. An extensive list of factors that can affect future results are discussed in CVR Partners’ Annual Report on Form 10-K, Rentech Nitrogen’s Annual Report on Form 10-K and other documents filed from time to time with the SEC. CVR Partners and Rentech Nitrogen undertake no obligation to update or revise any forward-looking statement to reflect new information or events.